Via Facsimile and U.S. Mail
Mail Stop 6010

April 16, 2009

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005-1702

>   **Re:**   **IPC Holdings, Ltd.**
>   **Preliminary Proxy Statement on Schedule 14A filed April 9, 2009**
>   **Filed by Validus Holdings Ltd. and Validus Ltd.**
>   **File No. 000-27662**
>   **Form 425/Press Release Issued by Validus Holdings Ltd.**
>   **Filed April 9, 2009**
>   **File No.000-27662**

Dear Ms. Banks:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Cover Page

2. We note the following sentence on pages 1 and 2 of the proxy statement: "As of March 31, 2009…the Validus Offer had a value of $29.98 per Share, or approximately $1.68 billion in the aggregate, which represented an 18% premium to the value of the Proposed Max Amalgamation as of such date, and a 24% premium over $24.26, which was the average closing price of the Shares between March 2, 2009, the day the Company and Max announced the Proposed Max Amalgamation, and March 30, 2009, the last trading day before we announced the Validus Offer." Please supplementally provide the formulas used to calculate these percentages and dollar amounts.

3. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the following statements:

     • "In any case, we believe that the Company's Board, in evaluating any strategic transaction of this type, has an obligation to consider available alternative transactions beforehand, communicate these alternatives clearly to the Company's shareholders and act to maximize value for its own shareholders, whether on a long-term or short-term basis, and has failed to do so in this case." (Page 2)

     • "The Company's Board has apparently determined that the benefit, if any, to be received by you from a combination of your Company with Max will be based primarily on the speculative future performance of the combined entity and that you are not entitled to any upfront premium." (Page 3)

     • "The Validus Offer is evidence that a premium would have been, and is, available for the Company's shareholders had the Company's Board run a *bona fide sale process*." (Page 4; emphasis added)

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials

     • "The consideration to be paid to the company's shareholders by Max in the proposed Max Amalgamation is inadequate…" (Page 1)

     • "Based upon the expected roles to be played by the Company's existing management in the combined company we believe that the Proposed Max

Amalgamation looks much more like a sale of the Company…" (Page 2) In this respect, we note that the board of the combined company will be evenly split between current IPC and Max directors, that members of management, other than IPC's CEO, will continue in their respective positions and that the current shareholders of IPC will hold 58% of the shares of the combined company.

- ". . . the Company's shareholders will assume an investment portfolio with large concentrations of risky assets, including alternative investments and non-agency asset-backed securities, and inadequate property and casualty and life and annuity reserves." (Page 3)
- "According to Max's most recent Form 10-K. . . its holdings of alternative investments and non-agency backed asset-backed securities totaled 99% of its tangible equity . . ." (Page 3)
- "Also, according to the IPC/Max S-4, the Company will have to add $130 million to Max's property and casualty and life annuity reserves, indicating prior under-reserving." (Page 3)
- "Based upon the trading prices of Max's common shares, the Proposed Max Amalgamation had a value to the Company's shareholders of $26.38 per share after market close on March 30, 2009." (Page 4)
- Each of the clauses in the second full paragraph on page 4.
- "We believe that an amalgamation of Validus and IPC would represent a compelling combination and excellent strategic fit and create superior value for our respective shareholders." (Page 5)
- Each of the financial measures and percentages included under the captions "Less Balance Sheet Risk," and "Superior Long-Term Prospects" on page 6.
- "We will be able to close an amalgamation with IPC more quickly than Max…" (Page 6)
- "The combination of Validus and IPC creates a larger stronger entity than a combination with Max and IPC which will benefit the Bermuda community." (Page 6)
- "Max has consistently stated its intention to reduce its commitment to IPC's businesses. Therefore, a combination with Validus will be less disruptive to IPC's client base." (Page 6)
- Each of the beliefs and financial measures stated in the sentence on page 8 that begins "We can only guess that the market assigns such a discount…" and the sentence following it.
- "…IPC's book value per share would decrease from $33.00 to $32.30, or 2.1% as a result of the combination with Max (this obviously implies the deal is accretive to Max at your expense)." (Page 9)
- Each sentence in the paragraph numbered 3 on page 9.
- "As we are both aware, the current reinsurance market is in the midst of a capacity shortage." (Page 10)

- "In fact, our combined financial strength and clout should only serve to make a combined Validus/IPC a 'go-to' player for reinsurance placements." (Page 10)
- "Max's acquisition history, on the other hand, is that of acquiring subscale small businesses that significantly lag the leaders in their respective markets." (Page 10)
- "We have successfully integrated large acquisitions in the past. . ." (Page 11)
- Max's asset leverage has been a significant liability given its risky investment strategy." (Page 11)
- Max has experienced "abject underperformance [in its alternative investment portfolio] in other periods" (Page 11)
- "However, if we were to follow the Max approach, we would note that there are a number of adjustments contemplated in the proposed IPC/Max Amalgamation Agreement, which would reduce the standalone value that Max delivers by $117.4 million." (Page 13)

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

Reasons to Vote "Against' the Proposed Max Amalgamation, page 2

5. We note that this filing refers security holders to information contained in the company's joint proxy statement/prospectus including the registration statement on Form S-4 filed by the company on March 27, 2009. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

6. In numerous places throughout the filing you state that the Validus Offer will provide a "significant premium" to IPC shareholders. Given that your offer does not appear to have a collar on the value of the Validus shares, clarify throughout the proxy statement that the premium you refer to may be larger or smaller depending on changes to the market price of your shares.

7. We note in the last sentence on page 2 that you state your belief as to what the IPC board should have done with respect to alternative transactions. Please provide us with the authority upon which you base your stated belief. Is it based

on Bermuda law? To the extent necessary, please refer us to case law. Alternatively, revise your disclosure to clarify or delete your statement.

8. Please revise your disclosure to explain the significance of the last sentence in the first (partial) paragraph on page 3.

9. Please provide supplementally a copy of Validus' investment policy which "specifically precludes it from making investments in" alternative investments and non-agency asset-backed securities, referred to on page 3.

10. Please define the term "combined ratio" where first used on page 3 and its relevance to investors in the context used.

11. We refer to your statement on page 4 that, "If the Proposed Max Amalgamation is rejected, the Company's Board will be encouraged to revisit its duty to find the best alternative for shareholders and can enter into discussions with Validus or other potential counterparties as it sees fit." As you have no way to assure the future behavior of the company's board, please revise this statement to indicate that Validus "hopes" that the company will revisit discussions with itself and third parties.

Background of the Solicitation, page 4

12. With respect to your disclosure that you will be able to close an amalgamation with IPC more quickly than Max because you will not require the approval of U.S. insurance regulators, please explain why you will not need such approvals.

13. Please supplementally provide us a copy of the markup of the Validus amalgamation agreement against the Max Plan of Amalgamation, referred to on page 6.

14. Refer to the disclosure in page 6 captioned "Substantially the Same Contractual Terms and Conditions." Please identify in an appropriate location of the proxy statement the terms that are different between your proposed amalgamation agreement and the agreement entered into by IPC and Max.

15. We note that you merely indicate that some letters delivered by Max to IPC were filed with the SEC. Given that you have included your correspondence that directly addresses the contents of the Max correspondence, please revise your disclosure to include the full text of all Max correspondence and/or press releases to which you make reference. Also, confirm whether you have included all other

materials to make this background section complete (i.e., have you described all Validus, IPC and Max published statements?).

16. Please provide support for your statement that Max currently makes claims as to the timing of the amalgamation different than those it made prior to the Validus Proposal. See the last paragraph of page 9 of your proxy statement.

17. With respect to the end of the same paragraph as referenced above, explain how the Amalgamation Agreement "cedes to Max the power to delay the closing of a Validus/IPC combination."

18. Please provide support for your assertion that the Amalgamation Agreement contains an "extraordinarily restrictive prohibition" which prevents IPC from talking to Validus about the Validus proposal.

19. Please provide support for your disclosure on page 10 that Max "has publicly stated its intention to significantly reduce IPC's core reinsurance activities."

20. Please explain what you mean when you disclose on page 10 that you "encourage the Board of IPC to focus its attention on what the rating agencies actually say, rather than Max's speculations."

21. We note a statement made by Edward J. Noonan originally contained in a letter dated April 8, 2009 sent to the chairman of the company's board of directors and reproduced on page 17 in which he stated the following: "If, as we expect, IPC's shareholder vote down the Max takeover…" We believe this statement may be construed as misleading to investors under Rule 14a-9. Note (d) to Rule 14a-9 states that claims made prior to a meeting regarding the results of a meeting may be considered misleading within the meaning of the rule. Please avoid making statements that could be considered misleading to investors.

22. We note the following statement on page 17: "If successful, we will permit IPC to pay the amount by which the penalty is reduced as a dividend to IPC shareholders…" It is unclear whether you are referring to success in the litigation you plan to commence regarding the termination fee or success in consummating an amalgamation between Validus and IPC. Please clarify.

Certain Information Concerning Validus and Validus, Ltd., page 19

23. Please clarify that the number of company shares owned and percentage ownership held by Validus disclosed on page 20 is provided as of the proposed mailing date and indicate whether Validus is entitled to express consent as to all

of the shares owned. To the extent the shares beneficially owned and the number of shares entitled to express consent vary, provide appropriate disclosure.

24. We note your direction to security holders to refer to the separate proxy statement to find your pro forma financial statements. We believe that given your focus on the benefits of your proposal as compared with the proposed IPC-Max amalgamation, the pro forma financial information required by Item 14 of Schedule 14A must be included in this proxy statement to allow IPC security holders to make an informed voting decision on the IPC-Max amalgamation. See Note A to Schedule 14A.

The Proposed Validus Amalgamation, page 20/Forward Looking Statements, page 24

25. Please tell us what consideration you gave to including relevant risk factors contained in your Form 10-K for the year ended December 31, 2008 in the proxy statement itself rather than simply including references to the Form 10-K, as on pages 20 and 24.

Voting Procedures, page 22

26. Please provide the information relating to voting procedures required by Item 21 of Schedule 14A.

Solicitation of Proxies, page 24

27. We note that proxies may be solicited by "mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person." We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio. All such materials should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A. Please confirm your understanding.

Other Information, page 25

28. We note your statements on page 25 that Validus does not take any "responsibility for the accuracy or completeness of" certain information contained or referred to in the filing. Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in the proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer language in all places in which it appears.

Schedule I, page I-1

29. Please clearly state which directors, executive officers and employees are
    "participants" in the proxy solicitation.

Press Release Issued by Validus Holdings, Ltd. on April 9, 2009

30. We note the following statement in a press release issued by you on April 9, 2009:
    "Validus and its directors, executive officers and other employees may be deemed
    to be participants in any solicitation of shareholders in connection with the
    proposed transaction." Rather than stating that the listed parties "may" be
    deemed participants, please definitively determine whether or not these parties are
    participants in the solicitation and affirmatively so state in all future soliciting
    materials.

Closing Information

       Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

       You should furnish a response letter with the amendment keying your responses
to our comment letter and providing any supplemental information we have requested.
You should transmit the letter via EDGAR under the label "CORRESP." In the event
that you believe that compliance with any of the above comments is inappropriate,
provide a basis for such belief to the staff in the response letter.

       In connection with responding to our comment, please provide, in writing, a
statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal securities
  laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Dan Duchovny
Special Counsel
Office of Mergers and
Acquisitions